Exhibit 99.1

HAFNIA LIMITED: Results of Annual General Meeting 2024

Singapore, 11 July 2024

Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code “HAFN”) advises that the 2024 Annual General Meeting was held on 10 July 2024 at 17:00 (Bermuda time) at the registered office of the Company, Washington Mall Phase 24th Floor Suite 400, 22 Church Street, HM 1189, Hamilton HM EX, Bermuda.

The following resolutions were passed:

1. To determine that the number of Directors of the Company shall be up to eight.

2. To re-elect the following Directors as set out below:

a)	Mr. Andreas Sohmen-Pao

b)	Mr. Erik Bartnes

c)	Mr. Peter Read

d)	Mr. John Ridgway

e)	Ms. Su Yin Anand

3. To re-appoint Mr. Andreas Sohmen-Pao to the office of Chairman of the Company for the ensuing year.

4. To approve the annual fees payable to the Directors and Committee Members as reflected in Agenda item 7 of the Notice of Annual General Meeting.

5. To approve the re-appointment of KPMG LLP as Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Board of Directors to determine the Auditors’ remuneration.

6. To authorise the Directors to purchase shares of the Company as set out in Agenda item 9 of the Notice of Annual General Meeting, subject to the redomiciliaiton being completed.

7. To authorise the Directors to issue shares and/or instruments in the Company as set out in Agenda item 10 of the Notice of Annual General Meeting, subject to the redomiciliaiton being completed.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.